Exhibit 21.1

Significant Subsidiaries of PTC Therapeutics, Inc.

Entity Name	Jurisdiction of Incorporation
PTC Therapeutics International Limited	Ireland
PTC Therapeutics GT, LLC	Delaware
PTC Therapeutics HD, Inc.	Delaware
PTC Therapeutics MP, Inc.	Delaware
PTC Therapeutics US, Inc.	Delaware